Exhibit 99.20

TSX-V: EQX

May 1, 2019

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Toronto Stock Exchange Venture

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders of Equinox Gold Corp. (“Company”) held on May 1, 2019 in Vancouver, British Columbia.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

On a vote by ballot, each of the seven nominees in the Company’s management information circular dated March 18, 2019 (“Circular”) were elected as directors of the Company. The Company received the following votes from shareholders in respect of this resolution:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Ross Beaty	206,373,988	2,653,044	98.73%	1.27%
Lenard Boggio	208,208,328	818,704	99.61%	0.39%
Marcel de Groot	175,843,753	33,183,279	84.12%	15.88%
Ibtissam (Sam) Drier	208,840,175	186,857	99.91%	0.09%
Marshall Koval	175,879,481	33,147,551	84.14%	15.86%
Jacques McMullen	208,843,406	183,626	99.91%	0.09%
Christian Milau	206,921,148	2,105,884	98.99%	1.01%

Suite 730 – 800 West Pender St., Vancouver, BC Canada V6C 2V6
+1 604.558.0560	www.equinoxgold.com

Item 2: Appointment of Auditors

On a vote by show of hands, KPMG LLP was appointed as the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
256,959,730	1,045,304	99.59%	0.41%

Item 3: Approval of Amendments to the Equinox Gold Option Plan

On a vote by show of hands, the shareholders had approved the amendments of the Equinox Gold Option Plan. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
199,984,935	9,042,097	95.67%	4.33%

Item 4: Approval of Amendments to the Equinox Gold RSU Plan

On a vote by ballot, the disinterested shareholders approved the amendments of the Equinox Gold RSU Plan. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
135,419,883 *	4,107,765	97.06%	2.94%

* Excluding 69,499,384 shares held by Insiders

Yours truly,
Equinox Gold Inc.

/s/ Susan Toews

Susan Toews

General Counsel

and Corporate Secretary

Suite 730 – 800 West Pender St., Vancouver, BC Canada V6C 2V6
+1 604.558.0560	www.equinoxgold.com